SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated September 25, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

BUENOS AIRES, ARGENTINA – September 25, 2025 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held virtually on October 30, 2025, at 02:30 p.m. at first call, and at 03:30 p.m. at second call, from the corporate premises located at Carlos María Della Paolera 261, 9th Floor, City of Buenos Aires, according to the following agenda:

1.
APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2.
CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
3.
ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2025 FOR $ 75,608,298,323.55 (SEVENTY-FIVE BILLION SIX HUNDRED EIGHT MILLION TWO HUNDRED NINETY-EIGHT THOUSAND THREE HUNDRED TWENTY-THREE PESOS WITH 55/100 CENTS), AND CONSIDERATION OF UNALLOCATED RESULTS FROM PREVIOUS FISCAL YEARS FOR $ 19,480,344,053.25 (NINETEEN BILLION FOUR HUNDRED EIGHTY MILLION THREE HUNDRED FORTY-FOUR THOUSAND FIFTY-THREE PESOS WITH 25/100 CENTS). CONSIDERATION OF THE DISTRIBUTION OF DIVIDENDS PAYABLE IN CASH AND/OR IN KIND FOR UP TO $ 88,500,000,000 (EIGHTY-EIGHT BILLION FIVE HUNDRED MILLION PESOS).
4.
CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
5.
CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
6.
CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $ 686,090,660.27 (SIX HUNDRED EIGHTY-SIX MILLION NINETY THOUSAND SIX HUNDRED SIXTY PESOS WITH 27/100 CENTS) FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
7.
CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR $ 31,559,086 (THIRTY-ONE MILLION FIVE HUNDRED FIFTY-NINE THOUSAND EIGHTY-SIX PESOS, ALLOCATED SUM) FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
8.
DETERMINATION OF THE NUMBER AND APPOINTMENT OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS FOR A TERM OF UP TO THREE FISCAL YEARS, AS PER SECTION TWELVE OF THE BYLAWS.
9.
APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
10.
APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDING JUNE 30, 2026.
11.
APPROVAL OF COMPENSATION PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2025.
12.
TREATMENT OF THE AMOUNTS PAID AS PERSONAL ASSETS TAX BY THE COMPANY ACTING AS SUBSTITUTE RESPONSIBLE PARTY ON BEHALF OF THE SHAREHOLDERS.
13.
CONSIDERATION OF THE SUBSCRIPTION OF AN ADDENDUM TO THE WARRANT AGREEMENT DATED FEBRUARY 24, 2021, AS AMENDED ON SEPTEMBER 17, 2021 (THE “WARRANT AGREEMENT”), EXECUTED WITHIN THE FRAMEWORK OF THE CAPITAL INCREASE AUTHORIZED BY THE ARGENTINE SECURITIES COMMISSION BASED ON THE ISSUANCE PROSPECTUS PUBLISHED ON FEBRUARY 18, 2021, BETWEEN THE COMPANY AND COMPUTERSHARE, INC. AND COMPUTERSHARE TRUST COMPANY, N.A., TO INCORPORATE THE POSSIBILITY OF EXERCISING THE OPTIONS TO SUBSCRIBE SHARES WITHOUT CASH PAYMENT, THROUGH THE DELIVERY OF SHARES FOR THE DIFFERENTIAL AMOUNT BETWEEN THE EXERCISE VALUE WITH CASH PAYMENT AND THE EQUIVALENT MARKET VALUE. DELEGATION TO THE BOARD OF DIRECTORS FOR ITS IMPLEMENTATION WITH THE BROADEST POWERS.
14.
CONSIDERATION OF THE DISTRIBUTION OF UP TO 5,300,000 (FIVE MILLION THREE HUNDRED THOUSAND) OWN SHARES TO THE SHAREHOLDERS IN PROPORTION TO THEIR HOLDINGS PURSUANT TO THE PROVISIONS OF SECTION 67 OF LAW NO. 26,831.
15.
CONSIDERATION OF THE ANNUAL BUDGET FOR THE IMPLEMENTATION OF THE AUDIT COMMITTEE’S ANNUAL PLAN.
16.  AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION, BOLSAS Y MERCADOS ARGENTINOS S.A., CAJA DE VALORES S.A. AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.

 Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA. Pursuant to the provisions of Section Twenty Four of the bylaws and the rules of the Argentine Securities Commission, the shareholders’ meeting will be held remotely from the corporate headquarters located at Carlos María Della Paolera 261, Floor 9, City of Buenos Aires, and shareholders who are willing to do so will have the possibility to attend the meeting in person, provided that they communicate such decision upon sending their notice of attendance and/or until the date of expiration of the statutory term established for giving notice of attendance. To such end, the email address l.huidobro@zbv.com.ar is available for registering attendance at the shareholders’ meeting by electronic means and for sending the certificates issued by Caja de Valores S.A. obtained by the shareholders. The term for giving notice of attendance at such email address expires on October 24, 2025, at 3:00 p.m., pursuant to the provisions of Section 238 of the General Companies Law. Shareholders shall provide the following data: first and last name or full corporate name; identity document type and number, or registration data, specifying the Register where they are registered and their jurisdiction; and domicile where they are located for purposes of recording it at the shareholders’ meeting. Moreover, if they are to be represented by a legal representative and/or an attorney-in-fact, the shareholders who decide to participate remotely shall send the same data regarding the proxies who shall attend the meeting on their behalf, as well as the documents evidencing their capacity, duly authenticated, in PDF format, to the email address mentioned in this notice, on or before October 24, 2025 (pursuant to Section 238 of the General Companies Law). Shareholders’ proxies who decide to participate in person may evidence their capacity as such by producing their qualifying documents to the Issuer on the same date of the meeting. Shareholders who give notice of their attendance through the email address mentioned above shall also provide their contact details (telephone and email) for the Company to keep them updated of any potential measures that could be adopted in connection with the Shareholders’ Meeting. The Company shall send a receipt to all shareholders who registered their names by email sent to the above-mentioned address, which shall be required in order to attend the Shareholders’ Meeting. Moreover, shareholders who are local or foreign legal entities shall identify the final beneficial holders of such shareholders’ stock capital and the number of shares to be voted by them. The videoconference system to be used to hold the meeting may be accessed to by the shareholders who have given notice of their assistance, through the link to be sent to them, including the applicable instructions, to the email address reported by the shareholders. The system to be used will be the Zoom application, which will allow: (i) to secure free access of all the shareholders who were duly identified or their accredited proxies with validated qualifying instruments, including in all cases a copy of their identity document (DNI), and the access of the remaining participants at the meeting (directors and statutory auditors, among others); (ii) the possibility to participate at the shareholders’ meeting by speaking and voting, through simultaneous transmission of sound, images and words all throughout the meeting, ensuring the principle of equal treatment to all participants; and (iii) digital recording of all the development of the meeting and storage of a copy in digital format for a term of 5 (five) years, which shall be available to the shareholders upon request. Upon voting each item of the agenda, each shareholder will be requested to express the sense of their vote, which may be given verbally. The minutes of the shareholders’ meeting will record the attendants and capacity in which they acted, the place where they were located, and the technical means used. The minutes will be executed within five (5) business days after the meeting. It should be noted that upon dealing with items 12, 13 and 14 on the Agenda, the Shareholders’ Meeting shall qualify as extraordinary, and a quorum of 60% will be required. Moreover, pursuant to the provisions of Section 237 of the General Companies Law, as the meeting has been convened on first and second call simultaneously, if the Shareholders’ Meeting were held on second call because no quorum was reached at the first call, since Cresud S.A.C.I.F. y A. is a company whose shares are publicly offered, it will be possible to deal only with those Agenda items that correspond to ordinary shareholders’ meetings and an extraordinary meeting must be held in second call to address the corresponding agenda items within the period established in the cited article and in accordance with the call provisions stipulated therein.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
September 26, 2025